UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One):    ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR
For Period Ended: December 31, 2024
☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
For the Transition Period Ended: ____________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Benson Hill, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1200 Research Boulevard
Address of Principal Executive Office (Street and Number)

St. Louis, Missouri 63132
City, State and Zip Code

PART II - RULES 12b25(b) -AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-CEN or Form N- CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III - NARRATIVE
State below in reasonable detail the reasons why Form 10-K, 20-F,11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period:

Benson Hill, Inc. (the “Company”) is filing this Notification on Form 12b-25 with respect to its Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “2024 Form 10-K”). As disclosed in prior filings with the U.S. Securities and Exchange Commission, the Company has undertaken substantial efforts to reduce operating expenses and improve liquidity, including the sale of certain assets, the furlough of certain employees, and the pursuit of an “asset-light” business model. However, notwithstanding such efforts, the Company does not currently have sufficient liquidity to pursue its long-term strategy. Accordingly, the Company is currently considering the actions available to it to protect its intellectual property and other assets and preserve its remaining cash. These actions may include filing for bankruptcy protection to implement a plan of reorganization, court-supervised sale and/or liquidation of the Company. Due to such liquidity constraints and to the considerable time and resources devoted to the above efforts, the Company is unable to file the 2024 Form 10-K within the prescribed time period.
PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Daniel J. Cosgrove	(515)	371-4653
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. ☒ Yes ☐ No

The Company’s results of operations for the fiscal year ended December 31, 2024, are expected to differ significantly from its results of operations for the fiscal year ended December 31, 2023, due to, among other factors, the Company’s previously disclosed divestitures of certain operating assets, retirement of long term debt, other efforts to reduce operating expenses, potential for impairment charges to long-lived assets and various material adverse impacts on the Company’s revenue, results of operations, and operating cash flows. As a result of the factors described in this Form 12b-25, a reasonable estimate of the Company’s results of operations for the fiscal year ended December 31, 2024, cannot be made at this time.
Forward Looking Statements
Certain statements in this Current Report on Form 12b-25 (the “Form 12b-25”), including statements regarding the actions being considered by the Company to protect its intellectual property and other assets and preserve its remaining cash, as described in Part III, above, may be considered “forward -looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based upon assumptions made by the Company as of the date hereof and are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward -looking statements, including ongoing risks relating to the Company’s liquidity; risks relating to the Company’s ability to obtain any financing that may be required to take any such actions, and other risks and uncertainties, including those set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward -Looking Statements” in our Annual Report on Form 10-K for the year ended December 31, 2023 and our Quarterly Reports, which are available on the SEC’s website at www.sec.gov. There may be additional risks about which the Company is presently unaware or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in forward -looking statements. The reader should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Company expressly disclaims any duty to update these forward -looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law.

Benson Hill, Inc.
(Name of Registrant as Specified in Charter)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

BENSON HILL, INC.

By:	/s/ Susan Keefe
Name: Susan Keefe
Title: Chief Financial Officer
Date: March 18, 2025